Exhibit 99.1

NEW GOLD REPORTS SECOND QUARTER 2025 RESULTS

Quarter-Over-Quarter Production Growth Drives Record Free Cash Flow Generation;
On-Track to Achieve Annual Guidance

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, July 28, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today reported financial and operating results for the quarter and six-months ended June 30, 2025. Second quarter 2025 production was 78,595 ounces of gold and 13.5 million pounds of copper, at an operating expense of $1,070 per gold ounce sold (co-product basis)3 and all-in sustaining costs1 of $1,393 per gold ounce sold (by-product basis). Quarter-over-quarter production growth resulted in strong cash flow from operations of $163 million and record quarterly free cash flow of $63 million, highlighted by a record $45 million of quarterly free cash flow from Rainy River.

"Across the Company, the second quarter successfully built on the momentum from the first quarter, positioning us to deliver on our annual guidance. The quarter was highlighted by a record production month at Rainy River, resulting in record quarterly free cash flow for both Rainy River and the Company," stated Patrick Godin, President and CEO.

"At New Afton, the B3 cave continued to over-deliver, with the cave now expected to exhaust in the middle of the third quarter, four months later than initially planned. Mill performance also continues to be a highlight, with a quarter-over-quarter throughput increase. At Rainy River, the second quarter saw a meaningful increase in production compared to the first quarter. June was a record production month, providing an excellent indication of the expected open pit performance for the remainder of the year. Combined with the strong quarterly mill performance, which demonstrated the ability to process higher-grade material at a high throughput rate, Rainy River is on-track for increased production in the second half of the year. Additionally, underground development continues to advance, and the site successfully commissioned the ventilation loop and primary ventilation fans in late June. With the ventilation loop now complete, and the in-pit portal breakthrough completed in early April, underground development is expected to accelerate through the remainder of the year," added Mr. Godin.

"Exploration efforts at both operations continue to support our organic growth initiatives, with seven diamond drills active at New Afton and three at Rainy River. Exploration drilling at New Afton is at an all-time high on all key metrics, supported by the recently completed exploration drift developed from the C-Zone extraction level, designed to infill and expand K-Zone, as well as the Lift 1 level exploration drift developed last year. At Rainy River, exploration efforts are focused on increasing the underground ore inventory and testing open pit extensions at NW-Trend. The Company looks forward to providing exploration results in September," concluded Mr. Godin.

Second Quarter Highlighted by Strong Performance from New Afton, Rainy River Posts Record June Production and Remains On-Track for Continued Ramp-up Throughout the Year

  Second quarter consolidated production was 78,595 ounces of gold and 13.5 million pounds of copper at all-in sustaining costs1,2 of $1,393 per gold ounce sold. Gold production through the first half of 2025 represented approximately 38% of the midpoint of annual consolidated production guidance of 325,000 to 365,000 ounces of gold, in-line with the planned first half of 38%.
  New Afton second quarter production was 16,991 ounces of gold and 13.5 million pounds of copper at all-in sustaining costs1,2 of ($537) per gold ounce sold. The B3 cave continued to perform better than planned, leading to higher than expected head grades. As a result, production through the first half of 2025 represented approximately 54% and 49% of the midpoint of annual guidance of 60,000 to 70,000 ounces of gold and 50 to 60 million pounds of copper, respectively.
  C-Zone cave construction continues to advance on schedule, facilitating a step up in copper and gold production in the second half of 2025. The operation is advancing well, with undercutting completed in May. Cave construction progress is 64% complete as of the end of June. The flotation cleaner circuit upgrade is on schedule for commissioning in the third quarter. This project is expected to improve copper and gold recoveries as the operation ramps up to full processing capacity of approximately 16,000 tonnes per day beginning in 2026.
  Rainy River second quarter production was 61,604 ounces of gold at all-in sustaining costs1,2 of $1,696 per gold ounce sold, a substantial production increase and all-in sustaining cost decrease over the first quarter as the mill transitioned from low-grade stockpile material to processing higher grade open pit ore. June gold production totaled 37,341 ounces, a monthly production record, at an average grade of 1.44 g/t gold. With the mill now processing higher grade open pit material, the Company expects gold production to continue to step-up in the third quarter, compared to the second quarter. Gold production through the first half of 2025 represented approximately 34% of the midpoint of annual guidance of 265,000 to 295,000 ounces of gold, slightly behind the planned first half of 37%, driven by a one-week delay in the sequencing of the higher grade open-pit material in May, which led to an increase of approximately 5,900 ounces of gold-in-circuit inventory at quarter end.
  Following the successful breakthrough of the pit portal in early April, the Rainy River underground mine achieved another important milestone with fresh air raise commissioning and completion of the ODM East ventilation loop. Underground development and stope production from several new mining zones can now progress as they come online in late-2025.
  The Company is on track to deliver its 2025 consolidated production guidance of 325,000 to 365,000 ounces of gold and 50 to 60 million pounds of copper at all-in sustaining costs1,2 of $1,025 to $1,125 per gold ounce sold.

Record Quarterly Free Cash Flow Generation; Substantially Stronger Second Half Expected

  The Company generated cash flow from operations of $163 million and record quarterly free cash flow1 of $63 million after investing approximately $58 million in advancing growth projects during the quarter. This was highlighted by Rainy River's record $45 million in quarterly free cash flow1. The Company exited the second quarter in a strong financial position, with cash and cash equivalents of $226 million.
  During the quarter, the Company entered into an agreement with Ontario Teachers' Pension Plan to acquire the remaining 19.9% free cash flow interest in the Company's New Afton Mine. The transaction was funded with $50 million of cash on hand, $150 million from its existing credit facility, and a $100 million gold prepayment financing. Importantly, the transaction came with no equity dilution to New Gold shareholders. The Company has agreed to deliver approximately 2,771 ounces of gold per month over the July 2025 to June 2026 period at an average price of $3,157 per gold ounce.
  Subsequent to quarter end, the Company redeemed the remaining $111 million aggregate principal amount of outstanding 2027 Notes on July 15, 2025. The redemption of the 2027 Notes was funded with cash on hand.

New Afton's K-Zone-Focused Exploration Program at Historic Peak; Rainy River Ramping-Up Exploration Drilling on Underground and Open Pit Extensions

  New Afton's exploration program, centered on K-Zone and nearby targets, is currently at an all-time high with one surface drill targeting the K-Zone trend along strike and six underground drills actively targeting the core of the zone and testing its footprint. By the end of the second quarter, approximately 18,000 metres of drilling of the planned 48,000 metres had been completed. Underground drilling is conducted from two exploration drifts separated by more than 400 metres in elevation, including a new drift recently completed at the C-Zone extraction level. The new exploration drift provides better drilling angles and accelerates exploration drilling in the upper part of K-Zone, while the exploration drift developed in 2024 provides a platform to further test potential extensions of K-Zone to the east and at depth. The Company is pursuing its strategic plan to grow and infill K-Zone for the remainder of 2025, with the objective of defining resources.
  Rainy River is pursuing its two-pronged approach of advancing open pit exploration and underground exploration in parallel. By the end of the second quarter, approximately 28,000 metres of drilling of the planned 58,000 metres had been completed. The Company recently completed a reverse circulation ("RC") drilling program at the NW-Trend open pit zone, focused on infill drilling the inferred part of the resource and testing potential pit extensions. A follow-up program is planned in the third quarter, with the objective of fully converting the NW-Trend Mineral Resource to the indicated category. The Rainy River exploration program further aims at unlocking the full value of the underground mine, with three diamond drills actively targeting extensions of UG Main from surface. This includes drilling Inferred Mineral Resources located near the core of the ODM zone to upgrade its classification, and targeting the extensions of current ore zones down-plunge.
  The Company expects to release exploration results from both the New Afton and Rainy River 2025 exploration programs in September.

Consolidated Financial Highlights

	Q2 2025	Q2 2024	H1 2025	H1 2024
Revenue ($M)	308.4	218.2	517.5	410.3
Operating expenses ($M)	111.0	109.5	214.4	216.3
Depreciation and depletion ($M)	66.0	69.8	123.2	132.5
Net earnings ($M)	68.6	53.1	51.9	9.6
Net earnings, per share ($)	0.09	0.07	0.07	0.01
Adj. net earnings ($M)[1]	89.8	17.0	101.8	30.1
Adj. net earnings, per share ($)[1]	0.11	0.02	0.13	0.04
Cash generated from operations ($M)	162.9	100.4	270.5	155.2
Cash generated from operations, per share ($)	0.21	0.14	0.34	0.22
Cash generated from operations, before changes in non-cash operating working capital ($M)[1]	160.9	90.4	251.0	163.0
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[1]	0.20	0.12	0.32	0.23
Free cash flow ($M)[1]	62.5	20.4	87.4	5.6
  Revenue in the second quarter increased over the prior-year period due to higher gold prices and higher gold sales volume, partially offset by lower copper prices and lower copper sales volume. For the six months ended June 30, 2025, revenue increased over the prior-year period due to higher gold and copper prices and higher copper sales volume, partially offset by lower gold sales volume.
  Operating expenses were relatively consistent when compared to the prior-year periods.
  Depreciation and depletion expense in the second quarter was relatively consistent when compared to the prior-year period. For the six months ended June 30, 2025 depreciation and depletion decreased when compared to the prior-year period primarily due to lower gold production.
  Share-based payment expenses for the second quarter and six months ended June 30, 2025 were $9.0 million and $13.5 million, respectively, an increase over the prior-year periods due to an increase in the Company's share price.
  Net earnings and adjusted net earnings1 increased over the prior-year periods due to an increase in revenue, partially offset by increased share-based payment expenses.
  Cash generated from operations and free cash flow1 increased over the prior-year periods primarily due to higher revenue.

Consolidated Operational Highlights

	Q2 2025	Q2 2024	H1 2025	H1 2024
Gold production (ounces)[4]	78,595	68,598	130,781	139,496
Gold sold (ounces)[4]	75,596	67,697	127,760	137,774
Copper production (Mlbs)[4]	13.5	13.6	27.1	26.9
Copper sold (MIbs)[4]	12.7	13.3	26.0	25.3
Gold revenue, per ounce ($)[5]	3,298	2,313	3,121	2,185
Copper revenue, per pound ($)[5]	4.23	4.26	4.20	3.97
Average realized gold price, per ounce ($)[1]	3,317	2,346	3,145	2,216
Average realized copper price, per pound ($)[1]	4.34	4.49	4.32	4.19
Operating expenses per gold ounce sold ($/ounce, co-product)[3]	1,070	1,156	1,220	1,131
Operating expenses per copper pound sold ($/pound, co-product)[3]	2.37	2.35	2.26	2.39
Depreciation and depletion per gold ounce sold ($/ounce)[5]	877	1,066	968	980
Cash costs per gold ounce sold (by-product basis) ($/ounce)[2]	706	740	773	808
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	1,393	1,381	1,529	1,389
Sustaining capital ($M)[1]	34.0	31.5	66.7	57.4
Growth capital ($M)[1]	58.0	40.8	100.6	75.9
Total capital ($M)	92.0	72.3	167.3	133.3

New Afton Mine

Operational Highlights

New Afton Mine	Q2 2025	Q2 2024	H1 2025	H1 2024
Gold production (ounces)[4]	16,991	18,300	35,269	36,479
Gold sold (ounces)[4]	16,852	18,184	35,284	35,164
Copper production (Mlbs)[4]	13.5	13.6	27.1	26.9
Copper sold (Mlbs)[4]	12.7	13.3	26.0	25.3
Gold revenue, per ounce ($)[5]	3,263	2,250	3,053	2,124
Copper revenue, per pound ($)[5]	4.23	4.26	4.20	3.97
Average realized gold price, per ounce ($)[1]	3,348	2,372	3,139	2,244
Average realized copper price, per pound ($)[1]	4.34	4.49	4.32	4.19
Operating expenses ($/oz gold, co-product)[3]	766	736	712	738
Operating expenses ($/lb copper, co-product)[3]	2.37	2.35	2.26	2.39
Depreciation and depletion ($/ounce)[5]	1,604	1,231	1,461	1,224
Cash costs per gold ounce sold (by-product basis) ($/ounce)[2]	(622)	(597)	(699)	(325)
Cash costs per gold ounce sold ($/ounce,co-product)[3]	796	806	744	877
Cash costs per copper pound sold ($/pound, co-product)[3]	2.46	2.57	2.36	2.62
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	(537)	(433)	(615)	(107)
All-in sustaining costs per gold ounce sold ($/ounce, co-product)[3]	822	856	769	874
All-in sustaining costs per copper pound sold ($/pound, co-product)[3]	2.54	2.73	2.44	2.83
Sustaining capital ($M)[1]	0.7	2.0	1.4	5.8
Growth capital ($M)[1]	26.0	30.4	49.3	58.1
Total capital ($M)	26.7	32.5	50.7	63.9
Free cash flow ($M)[1]	32.9	14.9	85.2	11.5

Operating Key Performance Indicators

New Afton Mine	Q2 2025	Q2 2024	H1 2025	H1 2024
New Afton Mine Only
Tonnes mined per day (ore and waste)	13,200	10,223	12,780	10,479
Tonnes milled per calendar day	13,668	11,093	13,020	10,623
Gold grade milled (g/t)	0.50	0.62	0.53	0.65
Gold recovery (%)	84%	90%	86%	89%
Copper grade milled (%)	0.56	0.67	0.59	0.69
Copper recovery (%)	87%	91%	88%	90%
Gold production (ounces)	16,767	18,100	34,753	35,958
Copper production (Mlbs)	13.5	13.6	27.1	26.9
Ore Purchase Agreements[6]
Gold production (ounces)	224	200	516	521
  Second quarter production was 16,991 ounces of gold (inclusive of ore purchase agreements) and 13.5 million pounds of copper. For the six months ended June 30, 2025, gold production was 35,269 ounces (inclusive of ore purchase agreements) and 27.1 million pounds of copper. The decrease in gold production over the prior-year periods is due to lower grade and recovery as the B3 cave nears exhaustion. Copper production was relatively in-line with the prior-year periods as lower grade is offset by higher tonnes processed.
  Operating expenses per gold ounce sold5 and per copper pound sold for the second quarter increased over the prior-year period primarily due to lower gold and copper sales. Operating expenses per gold ounce sold5 and per copper pound sold for the six months ended June 30, 2025 decreased over the prior-year period, primarily due to lower underground mining costs and higher sales.
  All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the second quarter decreased over the prior-year period primarily due to lower sustaining capital spend. All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the six months ended June 30, 2025 decreased over the prior-year period, primarily due to higher copper sales volumes, higher by-product revenue, and lower sustaining capital spend.
  Total capital expenditures decreased over the prior-year periods, primarily due to lower sustaining and growth capital spend. Sustaining capital1 primarily related to mobile equipment. Growth capital1 primarily related to construction, mine development, tailings, and machinery and equipment.
  Free cash flow1 for the second quarter and the six months ended June 30, 2025, was $33 million and $85 million, respectively, a significant improvement over the prior-year periods primarily due to higher revenue, and lower capital.

Rainy River Mine

Operational Highlights

Rainy River Mine	Q2 2025	Q2 2024	H1 2025	H1 2024
Gold production (ounces)[4]	61,604	50,298	95,512	103,016
Gold sold (ounces)[4]	58,744	49,513	92,476	102,610
Gold revenue, per ounce ($)[5]	3,308	2,336	3,147	2,206
Average realized gold price, per ounce ($)[1]	3,308	2,336	3,147	2,206
Operating expenses per gold ounce sold ($/ounce)[5]	1,157	1,310	1,414	1,265
Depreciation and depletion per gold ounce sold ($/ounce)	665	1,002	776	893
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	1,088	1,231	1,334	1,197
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	1,696	1,868	2,084	1,749
Sustaining capital ($M)[1]	33.4	29.4	65.4	51.6
Growth capital ($M)[1]	32.0	10.4	51.3	17.8
Total capital ($M)	65.4	39.8	116.6	69.4
Free cash flow ($M)[1]	44.9	11.9	32.1	9.3

Operating Key Performance Indicators

Rainy River Mine	Q2 2025	Q2 2024	H1 2025	H1 2024
Open Pit Only
Tonnes mined per day (ore and waste)	96,580	119,023	85,395	105,305
Ore tonnes mined per day	19,893	17,679	12,253	17,078
Operating waste tonnes per day	39,870	56,344	28,018	53,915
Capitalized waste tonnes per day	36,818	44,999	45,124	34,313
Total waste tonnes per day	76,688	101,344	73,142	88,228
Strip ratio (waste:ore)	3.86	5.73	5.97	5.17
Underground Only
Ore tonnes mined per day	1,205	553	997	715
Waste tonnes mined per day	1,786	1,423	1,621	1,190
Lateral development (metres)	2,062	1,307	3,502	2,258
Open Pit and Underground
Tonnes milled per calendar day	25,103	26,068	24,787	25,545
Gold grade milled (g/t)	0.91	0.74	0.72	0.78
Gold recovery (%)	93	91	91	91
  Second quarter gold production1 was 61,604 ounces, an increase over the prior-year period due to higher grade and recovery, partially offset by lower tonnes processed. For the six months ended June 30, 2025, gold production was 95,512 ounces, a decrease over the prior-year period due to lower tonnes processed and lower grade.
  Operating expenses per gold ounce sold for the second quarter decreased over the prior-year period due to higher sales volumes, partially offset by higher underground and camp costs as underground mining continues to ramp up. For the six months ended June 30, 2025, operating expenses per gold ounce sold increased over the prior-year period due to lower sales volumes and an increase in operating expenses.
  All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the second quarter decreased over the prior-year period primarily due to higher sales volumes, partially offset by higher sustaining capital spend and operating costs. All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the six months ended June 30, 2025 increased over the prior-year period primarily due to higher operating costs, lower sales volumes and higher sustaining capital from capitalized waste stripping.
  Total capital expenditures increased over the prior-year periods due to higher sustaining and growth capital spend. Sustaining capital1 primarily related to open pit stripping and Tailings Facility expansion. Growth capital1 primarily related to growth mine development and machinery and equipment.
  Free cash flow1 for the second quarter and six months ended June 30, 2025 was $45 million and $32 million (net of $7 million and $13 million stream payments), respectively, an increase over the prior-year periods primarily due to higher revenue.

Second Quarter 2025 Conference Call and Webcast

The Company will host a webcast and conference call today, Monday, July 28, 2025 at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/oD2LAzlMWzE
  Participants may also listen to the conference call by calling North American toll free 1-800-715-9871, or 1-647-932-3411 outside of the U.S. and Canada, passcode 7817280.
  To join the conference call without operator assistance, you may register and enter your phone number at https://registrations.events/easyconnect/7817280/recSNCwFi9wmywJPB/ to receive an instant automated call back.
  A recorded playback of the conference call will be available until August 28, 2025 by calling North American toll free 1-800-770-2030, or 1-647-362-9199 outside of the U.S. and Canada, passcode 7817280. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

Endnotes

1.	"Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "average realized gold/copper price per ounce/pound", "cash generated from operations before changes in non-cash operating working capital", and "free cash flow" "are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under DIFRS, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this press release below.
2.	The Company produces copper and silver as by-products of its gold production. All-in sustaining costs based on a by-product basis, which includes silver and copper net revenues as by-product credits to the total costs.
3.	Co-product basis includes net silver sales revenues as by-product credits, and apportions net costs to each metal produced on the basis of 30% to gold and 70% to copper, and subsequently dividing the amount by the total gold ounces sold, or pounds of copper sold, to arrive at per ounce or per pound figures.
4.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
5.	These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and total copper revenue divided by total copper pounds sold, respectively; "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper pounds sold; "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounces sold.
6.	Key performance indicator data for the three and six months ended June 30, 2025 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 1% of total gold ounces produced using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS  Accounting Standards. This measure is not necessarily indicative of cash generated from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold notes that in connection with New Afton, the by-product revenue is sufficiently large to result in a negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash cost information in this MD&A is net of by-product sales.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will significantly increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

All-In Sustaining Costs (AISC) per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS Accounting Standards measures to provide visibility into the economics of a gold mining company. Current IFRS Accounting Standards measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of cash flow from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to significantly benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
CONSOLIDATED CASH COST AND AISC RECONCILIATION
Operating expenses	111.0	109.5	214.4	216.3
Treatment and refining charges on concentrate sales	2.9	5.4	6.1	10.1
By-product silver revenue	(5.2)	(5.0)	(9.7)	(8.8)
By-product copper revenue	(55.2)	(59.7)	(112.2)	(106.2)
Total Cash costs[1]	53.5	50.1	98.6	111.3
Gold ounces sold[4]	75,596	67,697	127,760	137,774
Cash costs per gold ounce sold (by-product basis)(2)	706	740.0	773	808.0
Sustaining capital expenditures[1]	34.0	31.5	66.7	57.4
Sustaining exploration - expensed	0.1	0.1	0.2	0.2
Sustaining leases[1]	0.2	0.5	0.4	1.8
Corporate G&A including share-based compensation	14.4	8.7	23.9	15.2
Reclamation expenses	3.1	2.7	5.5	5.4
Total all-in sustaining costs[1]	105.3	93.5	195.3	191.3
Gold ounces sold[4]	75,596	67,697	127,760	137,774
All-in sustaining costs per gold ounce sold (by-product basis)[2]	1,393	1,381	1,529	1,389

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	43.0	44.6	83.7	86.5
Treatment and refining charges on concentrate sales	2.9	5.4	6.1	10.1
By-product silver revenue	(1.2)	(1.1)	(2.4)	(1.8)
By-product copper revenue	(55.2)	(59.7)	(112.2)	(106.2)
Total Cash costs[1]	(10.5)	(10.9)	(24.8)	(11.4)
Gold ounces sold[4]	16,852	18,184	35,284	35,164
Cash costs per gold ounce sold (by-product basis)[2]	(622)	(597)	(699)	(325)
Sustaining capital expenditures[1]	0.7	2.0	1.4	5.8
Sustaining leases(1)	—	0.3	0.1	0.5
Reclamation expenses	0.7	0.7	1.5	1.4
Total all-in sustaining costs[1]	(9.1)	(7.9)	(21.8)	(3.8)
Gold ounces sold[4]	16,852	18,184	35,284	35,164
All-in sustaining costs per gold ounce sold (by-product basis)[2]	(537)	(433)	(615)	(107)

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	67.9	64.9	130.7	129.8
By-product silver revenue	(4.1)	(3.9)	(7.4)	(7.0)
Total Cash costs[1]	63.8	60.9	123.3	122.8
Gold ounces sold[4]	58,744	49,513	92,476	102,610
Cash costs per gold ounce sold (by-product basis)[2]	1,088	1,231	1,334	1,197
Sustaining capital expenditures[1]	33.4	29.4	65.4	51.6
Sustaining leases[1]	—	0.1	—	1.0
Reclamation expenses	2.4	2.0	3.9	4.0
Total all-in sustaining costs[1]	99.6	92.5	192.6	179.5
Gold ounces sold[4]	58,744	49,513	92,476	102,610
All-in sustaining costs per gold ounce sold (by-product basis)[2]	1,696	1,868	2,084	1,749

Three months ended June 30, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.9	30.1	43.0
Units of metal sold	16,852	12.7
Operating expenses ($/oz gold or lb copper sold, co-product[3]	766	2.37
Treatment and refining charges on concentrate sales	0.9	2.0	2.9
By-product silver revenue	(0.3)	(0.8)	(1.2)
Cash costs (co-product)[3]	13.5	31.3	44.7
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	796	2.46
Sustaining capital expenditures[1]	0.2	0.5	0.7
Sustaining leases[1]	—	—	—
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[3]	13.9	32.3	46.1
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	822	2.54
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended June 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	13.4	31.2	44.6
Units of metal sold	18,184	13.3
Operating expenses ($/oz gold or lb copper sold, co-product[3]	736	2.35
Treatment and refining charges on concentrate sales	1.6	3.7	5.4
By-product silver revenue	(0.3)	(0.8)	(1.1)
Cash costs (co-product)[3]	14.7	34.2	48.9
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	806	2.57
Sustaining capital expenditures[1]	0.6	1.4	2.0
Sustaining leases[1]	0.1	0.2	0.3
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[3]	15.6	36.3	51.9
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	856	2.73
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Six months ended June 30, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	25.1	58.6	83.7
Units of metal sold	35,284	26.0
Operating expenses ($/oz gold or lb copper sold, co-product[3]	712	2.26
Treatment and refining charges on concentrate sales	1.8	4.3	6.1
By-product silver revenue	(0.7)	(1.6)	(2.3)
Cash costs (co-product)[3]	26.2	61.3	87.5
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	744	2.36
Sustaining capital expenditures[1]	0.4	1.0	1.4
Sustaining leases[1]	—	—	—
Reclamation expenses	0.5	1.1	1.5
All-in sustaining costs (co-product)[3]	27.1	63.4	90.4
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	769	2.44
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Six months ended June 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	26.0	60.6	86.5
Units of metal sold	35,164	25.3
Operating expenses ($/oz gold or lb copper sold, co-product[3]	738	2.39
Treatment and refining charges on concentrate sales	3.0	7.0	10.0
By-product silver revenue	(0.5)	(1.3)	(1.8)
Cash costs (co-product)[3]	28.4	66.3	94.7
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	809	2.62
Sustaining capital expenditures[1]	1.7	4.0	5.7
Sustaining leases[1]	0.2	0.4	0.6
Reclamation expenses	0.4	1.0	1.4
All-in sustaining costs (co-product)[3]	30.7	71.7	102.4
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	874	2.83
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Sustaining Capital Expenditures Reconciliation Table

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	92.1	72.3	167.3	133.3
New Afton growth capital expenditures[1]	(26.0)	(30.4)	(49.3)	(58.1)
Rainy River growth capital expenditures[1]	(32.0)	10.4	(51.3)	(17.8)
Sustaining capital expenditures[1]	34.0	31.5	66.7	57.4

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt, corporate restructuring and the group of costs in "Other gains and losses" as per Note 3 of the Company's unaudited condensed interim consolidated financial statements. Key entries in this grouping are: the fair value changes for the Rainy River gold stream obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments and the unrealized gain/loss on the gold prepayment liability. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS Accounting Standards measure.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
ADJUSTED NET EARNINGS RECONCILIATION
Earnings before taxes	72.0	23.0	58.1	(17.5)
Other losses	30.7	0.5	53.9	55.6
Loss on repayment of long-term debt	—	—	4.4	—
Corporate restructuring	—	—	3.3	—
Adjusted net earnings before taxes	102.7	23.5	119.7	38.1
Income tax expense	(3.4)	30.1	(6.2)	27.1
Income tax adjustments	(9.5)	(36.6)	(11.8)	(35.1)
Adjusted income tax expense[1]	(12.9)	(6.5)	(18.0)	(8.0)
Adjusted net earnings[1]	89.8	17.0	101.7	30.1
Adjusted net earnings per share (basic and diluted) ($/share)[1]	0.11	0.02	0.13	0.04

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2025	2024	2025	2024
CASH RECONCILIATION
Cash generated from operations	162.9	100.4	270.5	155.2
Change in non-cash operating working capital	(2.0)	(10.0)	(19.5)	7.8
Cash generated from operations, before changes in non-cash operating working capital[1]	160.9	90.4	251.0	163.0

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended June 30, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	118.5	59.6	(15.1)	162.9
Less: Mining interest capital expenditures	(65.5)	(26.6)	(0.1)	(92.1)
Less: Lease payments	(0.9)	(0.1)	(0.2)	(1.1)
Less: Cash settlement of non-current derivative financial liabilities	(7.2)	—	—	(7.2)
Free Cash Flow[1]	44.9	32.9	(15.4)	62.5

	Three months ended June 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	59.2	47.5	(6.3)	100.4
Less: Mining interest capital expenditures	(39.7)	(32.5)	—	(72.2)
Add: Proceeds of sale from other assets	—	0.2	—	0.2
Less: Lease payments	(0.1)	(0.3)	(0.1)	(0.5)
Less: Cash settlement of non-current derivative financial liabilities	(7.5)	—	—	(7.5)
Free Cash Flow[1]	11.9	14.9	(6.4)	20.4

	Six months ended June 30, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	164.1	136.0	(29.6)	270.5
Less: Mining interest capital expenditures	(116.6)	(50.7)	—	(167.3)
Less: Lease payments	(1.9)	(0.1)	(0.3)	(2.3)
Less: Cash settlement of non-current derivative financial liabilities	(13.5)	—	—	(13.5)
Free Cash Flow[1]	32.1	85.2	(29.9)	87.4

	Six months ended June 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	94.4	75.7	(14.9)	155.2
Less: Mining interest capital expenditures	(69.4)	(63.9)	—	(133.3)
Add: Proceeds of sale from other assets	—	0.2	—	0.2
Less: Lease payments	(1.0)	(0.5)	(0.3)	(1.8)
Less: Cash settlement of non-current derivative financial liabilities	(14.7)	—	—	(14.7)
Free Cash Flow[1]	9.3	11.5	(15.2)	5.6

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers, who may calculate this measure differently. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	249.3	156.6	398.7	301.0
Treatment and refining charges on gold concentrate sales	1.4	2.2	3.0	4.2
Gross revenue from gold sales	250.7	158.8	401.7	305.2
Gold ounces sold	75,596	67,697	127,760	137,774
Total average realized price per gold ounce sold ($/ounce)[1]	3,317	2,346	3,145	2,216

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	55.0	40.9	107.7	74.7
Treatment and refining charges on gold concentrate sales	1.4	2.2	3.0	4.2
Gross revenue from gold sales	56.4	43.1	110.7	78.9
Gold ounces sold	16,852	18,184	35,284	35,164
New Afton average realized price per gold ounce sold ($/ounce)[1]	3,348	2,372	3,139	2,244

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	194.3	115.7	291.0	226.4
Gold ounces sold	58,744	49,513	92,476	102,610
Rainy River average realized price per gold ounce sold ($/ounce)[1]	3,308	2,336	3,147	2,206

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three and six months ended June 30, 2025 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expectations; successfully completing the Company's growth projects and the significant increase in production in 2025 and in coming years as a result thereof; successfully reducing operating costs and capital expenditures and the consistent free cash flow anticipated to be generated as a result thereof commencing in the second half of 2025; the Company successfully advancing underground development; expectations that the Company will achieve annual guidance; expectation that New Afton's C-Zone will process approximately 16,000 tonnes per day beginning in 2026; the Company's ability to implement its near-term operational plan and to repay future indebtedness; the Company's expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company's contractual commitments becoming due; the sufficiency of the Company's financial performance measures in evaluating the underlying performance of the Company; and any statements about tariffs and the possible impacts on the Company.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of New Afton and Rainy River being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for Rainy River and New Afton being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at Rainy River, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at Rainy River or New Afton on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on Rainy River and New Afton mines; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either Rainy River or New Afton, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for Rainy River mine and New Afton mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
All scientific and technical information contained in this news release has been reviewed and approved by Travis Murphy, Vice President, Operations of New Gold. Mr. Murphy is a Professional Geoscientist, a member of Engineers and Geoscientists British Columbia.  Mr. Murphy is a "Qualified Person" for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/28/c8996.html

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For further information: For further information, please contact: Ankit Shah, Executive Vice President and Chief Strategy Officer, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 28-JUL-25